UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
GENTEK INC.
(Name of Subject Company (Issuer))
ASP GT ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of
ASP GT HOLDING CORP.
(Parent of Offeror)
American Securities Partners V, L.P.
American Securities Partners V(B), L.P.
American Securities Partners V(C), L.P.
American Securities Associates V, LLC
American Securities LLC
(Other Persons)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, no par value
(Title of Class of Securities)
37245X203
(CUSIP Number of Class of Securities)
Matthew F. LeBaron
American Securities LLC
The Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 476-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$441,299,130.00	$24,624.49

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 10,196,370 shares of common stock, no par value, of GenTek Inc., outstanding multiplied by the offer price of $38.00 per share, (ii) 461,691 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding options multiplied by $38.00 and (iii) 955,074 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $38.00. The calculation of the filing fee is based on GenTek Inc.’s representation of its capitalization as of September 24, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $24,624.49	Filing Party: ASP GT Holding Corp.
Form of Registration No.: Schedule TO	Date Filed: September 29, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1-11.
Item 12. Exhibits.
SIGNATURE
EX-99.B.3

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2009 (the “Schedule TO”), and relates to the offer by ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of common stock, no par value (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek”), at a purchase price of $38.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by ASP GT Holding Corp., a Delaware corporation and the sole stockholder of the Purchaser (“Parent”), on September 29, 2009 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by GenTek on October 2, 2009, as amended on October 8, 2009 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by GenTek stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2009, by and among Parent, the Purchaser and GenTek. Parent is beneficially owned by American Securities Partners V, L.P., a Delaware limited partnership, American Securities Partners V(B), L.P., a Delaware limited partnership, and American Securities Partners V(C), L.P., a Delaware limited partnership.
     Documentation relating to the Offer has been mailed to GenTek stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Items 1-11.
     The Offer to Purchase is hereby amended by:
     Adding the following text at the end of the third paragraph under the tenth question of the Summary Term Sheet entitled “What are the most significant conditions to the Offer?”:
“The HSR Condition has been satisfied. See Section 16 — “Certain Legal Matters; Regulatory Approvals.” The only other governmental approval required to be obtained prior to the expiration date is pursuant to the New Jersey Industrial Site Recovery Act (“ISRA”), which requires the approval of the New Jersey Department of Environmental Protection for the transfer of ownership or control of certain industrial establishments. The closing of the Merger is conditioned on GenTek obtaining the requisite approval required under ISRA.”
     Replacing the fifth paragraph of Section 2 entitled “Acceptance for Payment and Payment for Shares” in its entirety as follows:
“If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.”

     Adding the following information after the table at the end of Section 7 entitled “Certain Information Concerning GenTek”:
Reconciliation of Non-GAAP Presentation
     GenTek’s financial projections include a projection of GenTek’s adjusted earnings before interest, taxes, depreciation and amortization or “EBITDA”. EBITDA is not a financial measurement prepared in accordance with GAAP.
     Accordingly, EBITDA should not be considered as a substitute for net income or other income or cash flow data prepared in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented by GenTek may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income is set forth below. GenTek provided the Purchaser with this reconciliation in connection with the Purchaser’s due diligence review of GenTek. This reconciliation is included below.

	2009	2010	2011
	(in millions)
Net Income	$67	$54	$49
Restructuring & Impairment Charges	$1	$0	$0
Income Tax	$44	$35	$32
Net Interest	$19	$14	$10
Depreciation & Amortization	$28	$26	$26
(Gains)/Losses on Sale of Assets	$(13)	$(9)	$0
Adjusted earnings before interest, taxes, depreciation and amortization	$147	$121	$116
     Replacing the second sentence in the first paragraph of Section 15 entitled “Certain Conditions of the Offer” in its entirety as follows:
“Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, unless (i) the Minimum Condition shall have been satisfied at any then scheduled Expiration Date; (ii) the HSR Condition shall have been satisfied; (iii) the Governmental Approval Condition shall have been satisfied; and (iv), at the then scheduled Expiration Date of the Offer, none of the following conditions shall exist or have occurred and be continuing:”
     Amending the first paragraph in Section 16 entitled “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase by replacing the first sentence therein with the following text:
“On October 2, 2009, Henzel Family Foundation, a stockholder of GenTek, filed a putative class action complaint in the Superior Court of New Jersey, Chancery Division, Morris County, seeking to enjoin the proposed transaction. The action names as defendants GenTek, Richard A. Rubin, William Redmond, Henry L. Druker, Kathleen R. Flaherty, John G. Johnson, Jr. and John F. McGovern. Each of the individual defendants is a director of GenTek, and Mr. Redmond is also Chief Executive Officer of GenTek. The complaint alleges, among other things, that the GenTek Board, aided and abetted by GenTek, breached their fiduciary duties in approving the Merger Agreement by failing to take steps to maximize the value of GenTek to its public stockholders, taking steps to avoid competitive bidding, capping the price of GenTek stock, failing to properly value GenTek, failing to disclose all material information that would permit GenTek stockholders to properly evaluate their responses to the transactions contemplated by the

Merger Agreement and giving GenTek and the GenTek Board an unfair advantage in closing the transactions contemplated by the Merger Agreement. The complaint, among other things, seeks to enjoin the transactions contemplated by the Merger Agreement.”
     Amending and supplementing the information further set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by adding the following text as a new fifth paragraph therein:
“On October 7, 2009, the Sponsors were notified that the FTC has granted early termination of the required waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the condition to the Offer that any statutory waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be conditioned upon the other conditions described in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase, including, among other things, the satisfaction of the Minimum Condition and the Governmental Approval Condition.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(b)(3)	Reliance Letter, dated September 28, 2009, from American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P. to GenTek.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ASP GT HOLDING CORP.
By:	/s/ Matthew F. LeBaron
	Name:	Matthew F. LeBaron
	Title:	President

ASP GT ACQUISITION CORP.
By:	/s/ Matthew F. LeBaron
	Name:	Matthew F. LeBaron
	Title:	President
Date: October 9, 2009

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